EXHIBIT 11 – Computation of Per Share Earnings

(In thousands, except per share data)
	Post-Merger		Pre-Merger
	Year Ended December 31, 2009	Period from July 31 through December 31, 2008 As adjusted(1)	Period from January 1 through July 30, 2008 As adjusted(1)	Year Ended December 31, 2007 As adjusted(1)
Basic and diluted numerator:
Net income (loss) attributable to the Company – Common Shares	$(868,189)	$(3,018,637)	$167,554	$245,990
Less: Participating securities dividends	6,799	—	—	—
Income (loss) attributable to the Company – Unvested Shares	—	—	214	281

Income (loss) attributable to the Company per common share – basic and diluted	$(874,988)	$(3,018,637)	$167,340	$245,709

Denominator:
Weighted average common shares – basic	355,377	355,308	355,178	354,838
Effect of dilutive securities:
Stock options and restricted stock awards(2)	—	—	563	968

Weighted average common shares – diluted	355,377	355,308	355,741	355,806

Net income (loss) per basic common share	$(2.46)	$(8.50)	$0.47	$0.69

Net income (loss) per diluted common share	$(2.46)	$(8.50)	$0.47	$0.69

(1)	Reflects implementation of Financial Accounting Standards Board Staff Position Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, codified in ASC 260-10-45. See Note J in Item 8 of Part II of this Annual Report on Form 10-K for additional information.

(2)	6.7 million, 7.7 million, 6.3 million and 1.8 million stock options were outstanding at December 31, 2009 and 2008 (post-merger), July 30, 2008 (pre-merger) and December 31, 2007(pre-merger), respectively, that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive as the respective options’ strive price was greater than the current market price of the shares.